                                                               EXHIBIT 99.(A)(1)

                          OFFER TO PURCHASE FOR CASH

                                      BY

                              ARAMARK CORPORATION

              ALL OUTSTANDING SHARES OF ITS CLASS A COMMON STOCK

                                      AT

                               $500.00 PER SHARE

             THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,
      PHILADELPHIA TIME, ON JUNE 15, 1998, UNLESS THE OFFER IS EXTENDED.

  ARAMARK Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender all outstanding shares of its Common Stock, Class A, par value $0.01 per share (the "Shares"), to the Company at a price of $500.00 per Share, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

  On May 12, 1998, the Board of Directors of the Company approved the Offer as a means of increasing the employee ownership of the Company. The Offer is expected to have such an effect because almost all of the outstanding Shares (other than Shares owned by the Company's benefit plans) are owned by holders other than directors and employees of the Company and all of the outstanding shares of Common Stock, Class B, par value $0.01 per share, of the Company (the "Class B Common Stock" and, collectively with the Shares, the "Common Stock") are owned by such directors, employees and their permitted transferees. In connection with the Offer, the three largest institutional holders, Goldman, Sachs & Co., Chase Capital Partners and Metropolitan Life Insurance Company, have advised the Company that they intend (but have not committed) to tender not less than 163,440 (100% of its holdings), 73,520 (100% of its holdings) and 40,000 (25% of its holdings) Shares, respectively, in the Offer. Based upon preliminary indications from the trustees of the Company's benefit plans (which hold approximately 923,204 Shares or 49% of the outstanding Shares), the Company also anticipates that such benefit plans will tender approximately 400,000 Shares in the Offer. The Offer is also being made in connection with the settlement of certain litigation initiated by certain holders of the Shares. See "Background and Purpose of the Offer" and Section 8.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) AT LEAST 900,000 SHARES OF CLASS A COMMON STOCK BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER (THE "MINIMUM CONDITION"), AND (2) THE APPROVAL BY THE COURT (AS DEFINED HEREIN) OF THE TERMS OF THE STIPULATION (AS DEFINED HEREIN) (THE "SETTLEMENT CONDITION"). SEE SECTIONS 6 AND 8.

  On May 1, 1998, there were 1,898,887 Shares outstanding. The Shares are not listed on any exchange nor is there any established trading market for the Shares. The Company as a matter of course obtains an appraisal of the fair market value of the Shares as of December 1, March 1, June 1 and September 1 of each year. The most recent appraisal of the fair market value per Share was $352.50, according to an appraisal completed by Houlihan, Lokey, Howard & Zukin Financial Advisors Inc. ("HLHZ") as of March 1, 1998. The results of the June 1, 1998 appraisal of the Shares will be provided in a supplement to this Offer to Purchase to the holders of record of the Shares prior to the Expiration Date. See Sections 6 and 7.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES.

May 15, 1998

                                   IMPORTANT

  Any stockholders desiring to tender all or any portion of their Shares should complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and mail or deliver it with any other required documents and the stock certificates for such Shares to the Special Depositary Group, consisting of three members of management of the Company and formed for the specific purpose of acting, and authorized by the Board of Directors to act, as the Depositary with respect to the Offer (the "Depositary").

  TO EFFECT A VALID TENDER OF SHARES, STOCKHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL.

  Questions and requests for assistance or for additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Depositary at the address and telephone number set forth on the back cover of this Offer to Purchase.

  THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

SECTION                                                                     PAGE
-------                                                                     ----
SUMMARY....................................................................   4
INTRODUCTION...............................................................   5
BACKGROUND AND PURPOSE OF THE OFFER........................................   6
THE OFFER..................................................................  10
   1. TERMS OF THE OFFER...................................................  10
   2. PROCEDURE FOR TENDERING SHARES.......................................  11
   3. WITHDRAWAL RIGHTS....................................................  12
   4. ACCEPTANCE FOR PAYMENT AND PAYMENT...................................  12
   5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES..............................  13
   6. CERTAIN CONDITIONS OF THE OFFER......................................  15
   7. APPRAISAL PRICE OF SHARES; DIVIDENDS.................................  16
   8. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS..........................  17
   9. SOURCE AND AMOUNT OF FUNDS...........................................  18
  10. CERTAIN INFORMATION ABOUT THE COMPANY................................  19
  11. CERTAIN EFFECTS OF THE OFFER.........................................  24
  12. TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES..................  24
  13. FEES AND EXPENSES....................................................  25
  14. MISCELLANEOUS........................................................  25

                                    SUMMARY

  This general summary is provided for the convenience of the holders of Shares and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.

The Company.................  ARAMARK Corporation, a Delaware corporation.

The Shares..................  Common Stock, Class A, par value $0.01 per share, of the Company.

Number of shares to be        All outstanding Shares as are validly tendered.
Purchased...................

Purchase Price..............  $500.00 per Share, without interest thereon.

How to Tender Shares........  See Section 2. Call the Depositary for assistance at (215) 238-3246.

Brokerage Commissions.......  None.

Stock Transfer Tax..........  None.

Expiration Date.............  June 15, 1998, at 5:00 P.M. Philadelphia time, unless extended by the Company.

Payment Date................  As soon as practicable after the Expiration Date.

Position of the Company and
 its Directors..............
                              Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering Shares.

Withdrawal Rights...........  Tendered Shares may be withdrawn at any time until 5:00 P.M., Philadelphia time, on June 15, 1998, unless the Offer is extended by the Company and, unless previously purchased, after July 14, 1998. See Section 3.

Purpose of Offer............  The Offer is intended to increase employee ownership of the Company since almost all Shares (other than Shares owned by the Company's benefit plans) are owned by holders other than directors and employees of the Company.

Appraisal Price of Shares...  The most recent appraisal of the fair market value per Share was $352.50, according to an appraisal completed by HLHZ as of March 1, 1998. The results of the June 1, 1998 appraisal of the Shares will be provided in a supplement to this Offer to Purchase to the holders of record of the Shares prior to the Expiration Date. See Sections 6 and 7.

TO THE HOLDERS OF SHARES OF CLASS A
COMMON STOCK OF ARAMARK CORPORATION:

                                 INTRODUCTION

  ARAMARK Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender all outstanding shares of its Common Stock, Class A, par value $0.01 per share (the "Shares"), to the Company at a price of $500.00 per Share, (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

  The Company will pay the Purchase Price for all outstanding Shares validly tendered prior to the Expiration Date (as defined in Section 1) and not withdrawn, upon the terms and subject to the conditions of the Offer.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) AT LEAST 900,000 SHARES OF CLASS A COMMON STOCK BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER (THE "MINIMUM CONDITION"), AND (2) THE APPROVAL BY THE COURT (AS DEFINED HEREIN) OF THE TERMS OF THE STIPULATION (AS DEFINED HEREIN) (THE "SETTLEMENT CONDITION"). SEE SECTIONS 6 AND 8.

  The Purchase Price will be paid to the tendering stockholder in cash for all Shares purchased. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or stock transfer taxes on the Company's purchase of Shares pursuant to the Offer.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES.

  The Offer provides stockholders who are considering a sale of all or a portion of their Shares with the opportunity to do so at a premium to the most recent appraisal price of the Shares and without transaction costs. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. The Purchase Price is not intended to represent a stockholder's proportionate interest in the enterprise value of the Company. Class A stockholders who do not tender any of their Shares in the Offer will, and Class A stockholders who tender less than all of their Shares in the Offer may, experience an increase in their percentage Share ownership interests as a result of the consummation of the Offer and thus an increase in their proportionate interest in the Company's assets and equity, and therefore in the Company's future earnings and assets, subject to future corporate action, including the issuance of additional securities. As a result, stockholders who do not tender in the Offer may benefit, along with other Class A stockholders who do not tender in the Offer and the holders of the shares of Class B Common Stock, from any future growth in the Company's business and equity value.

  In connection with the Offer, the three largest institutional holders, Goldman, Sachs & Co. ("Goldman Sachs"), Chase Capital Partners and Metropolitan Life Insurance Company ("MetLife") have advised the Company that they intend (but have not committed) to tender not less than 163,440 (100% of its holdings), 73,520 (100% of its holdings) and 40,000 (25% of its holdings) Shares, respectively, in the Offer. Based upon preliminary indications from the trustees of the Company's benefit plans (which hold approximately 923,204 Shares or 49% of the outstanding Shares), the Company also anticipates that such benefit plans will tender approximately 400,000 Shares in the Offer. Any of such Shares which are tendered by such stockholders may be withdrawn pursuant to the procedures set forth in Section 3 hereof at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Company pursuant to the Offer, may also be withdrawn at any time after July 14, 1998.

  On May 1, 1998, there were 1,898,887 Shares outstanding, held by approximately 200 holders of record. The Shares are not listed on any exchange nor is there any established trading market for the Shares. The

Company as a matter of course obtains an appraisal of the fair market value of the Shares as of December 1, March 1, June 1 and September 1 of each year. The most recent appraisal of the fair market value per Share was $352.50, according to an appraisal completed by Houlihan, Lokey, Howard & Zukin Financial Advisors Inc. ("HLHZ") as of March 1, 1998. The results of the June 1, 1998 appraisal of the Shares will be provided in a supplement to this Offer to Purchase to the holders of record of the Shares prior to the Expiration Date. See Sections 6 and 7.

                      BACKGROUND AND PURPOSE OF THE OFFER

  During 1997, the Company's management began to review various alternatives for increasing management ownership in the Company, aligning more closely the investment interests of management owners with the performance of the business groups for which they work and enhancing stockholder value. During the 1997 fiscal year, senior members of the Company's management began preliminary discussions with J.P. Morgan Securities Inc. ("J.P. Morgan") and with Goldman Sachs and other Outside Stockholders ("Outside Stockholders" are holders of Shares other than benefit plans and certain former managers of the Company) regarding the possible means of achieving the foregoing objectives. Goldman Sachs and J.P. Morgan historically have been financial advisors to the Company.

  The Company's senior management considered several alternatives for achieving its objectives, including continuing current operations without change; the spin-off of one or more of the subsidiaries comprising each of the Company's business groups; the merger or sale of the Company or of one or more of the subsidiaries comprising each of the business groups; the initial public offering of the Company or any business group; or acquiring other businesses. As a result of studying these alternatives, and discussing them with the Company's advisors and certain Outside Stockholders, the Company's senior management concluded a recapitalization of the Company that included as an element the alignment of employees' investment interests would most nearly achieve all of its objectives.

  Accordingly, in July and August 1997, after consultations with its financial and legal advisors and after additional discussions with certain Outside Stockholders, the Company's senior management developed a plan of recapitalization (the "Recapitalization Plan") pursuant to which, among other things:

  . the Company would redeem from the Outside Stockholders all of their Shares for $347.50 per Share in cash (or, at the election of certain eligible stockholders, such amount in installment notes);

  . the other holders of Shares would receive $347.50 per Share (in the case of the Company's benefit plans) or $295.50 per Share (in the case of the Company's former managers) in cash or, at their election, shares of a newly created class of "composite stock" reflecting an interest in all of the "Business Groups" of the Company (consisting of the ARAMARK education group, the ARAMARK food and support group and the ARAMARK uniform group) and all other businesses and investments of the Company; and

  . the holders of the Class B Common Stock would receive $29.55 per share in cash or, at their election, shares of one of three newly created classes of stock (each a "Business Group Stock") designed to track the performance of the particular "Business Group" for which such holder worked and shares of an additional newly created class of "composite stock" (except that holders who did not work for any particular Business Group, including executive officers and corporate staff of the Company, would receive only "composite stock" upon such election).

  At a meeting held on August 12, 1997, the Board of Directors received a preliminary report from management concerning the Recapitalization Plan and the other alternatives for achieving its objectives that management had studied. The presentation indicated that the Recapitalization Plan was the alternative which was considered the most likely to further the objective of aligning management owners' investment interests with the performance of the respective Business Groups for which they work, while preserving the financial, strategic and operational benefits of remaining a single corporation. Following the presentation, the Board of Directors directed management to continue its review of the Recapitalization Plan with the assistance of its outside legal counsel and financial advisors.

  Meetings of the Board of Directors were held on September 22, October 20, and November 11, 1997 at which the Company's management made presentations regarding the Recapitalization Plan. Presentations were also made by the Company's financial advisors on October 20, 1997 and by the Company's legal advisors on September 22 and October 20, 1997. On January 6, 1998 after having received and considered more detailed and updated presentations, including a fairness opinion from J.P. Morgan, the Board of Directors unanimously approved the Recapitalization Plan.

  Thereafter, in its proxy statement dated January 8, 1998, the Company submitted to the stockholders of the Company the Recapitalization Plan for their approval at the 1998 annual meeting of stockholders to be held on February 10, 1998.

  On January 14 and February 2, 1998, MetLife and several other Outside Stockholders (collectively, the "Plaintiffs") commenced proceedings by filing various complaints with respect to the Recapitalization Plan against the Company and each of its directors in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court"). See Section 8. The Plaintiffs claimed that, among other things, the consideration to be received by the Outside Stockholders in the Recapitalization Plan was inconsistent with the Delaware law concept that stockholders are entitled to the "fair value" of their shares in an involuntary transaction. The Plaintiffs alleged that a private company discount was inappropriately applied in establishing the per share price at which the Shares were to be redeemed in the Recapitalization and that such discount was not consistent with the Delaware law concept of "fair value." One of the Plaintiffs contended that its financial expert, Merrill Lynch, Pierce, Fenner & Smith Incorporated, had applied five valuation methods to estimate the true value of the Shares in an involuntary transaction context and that such valuation methods yielded a per Share range of between $460 to $870, which did not include the application of any private company discount. This range was contrasted with the $323.10 to $403.80 per Share range, after applying a private company discount, that resulted from J.P. Morgan's analysis of the value of the Shares at January 6, 1998 in connection with the Recapitalization Plan. Prior to applying that discount, J.P. Morgan's valuation methods, which included a comparable companies analysis and a discounted cash flow analysis of the Business Groups of the Company, yielded a per Share range of between $478.60 and $598.20 at January 6, 1998.

  For each comparable company, J.P. Morgan reviewed the following multiples using the most recent publicly available information: firm value (which includes the market value of equity and preferred stock plus debt net of cash and marketable securities) to latest twelve months ("LTM") earnings before interest and taxes ("EBIT") and to projected 1998 and 1999 EBIT; firm value to LTM EBIT plus depreciation and amortization ("EBITDA") and to projected 1998 and 1999 EBITDA; and equity value (which includes the market value of equity and preferred stock) to LTM earnings and to projected 1998 and 1999 earnings. The financial data and ratios that J.P. Morgan used in its comparable companies analysis were based on information publicly available at the time that the analysis was performed, in late December 1997. That information may or may not be valid at the time that this Offer is made.

  J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining a range of firm values for each of the Business Groups. J.P. Morgan calculated the unlevered free cash flows that each of the three Business Groups was expected to generate during fiscal years 1998 through 2003 based upon financial projections prepared by the management of the Company. In addition, J.P. Morgan performed sensitivity analyses to understand the effect on firm values of adjustments to management projections, including adjustments to reflect lower sales growth, lower operating margins, and higher capital expenditures during the period. J.P. Morgan calculated a range of terminal asset values of the three Business Groups at the end of fiscal year 2003 by applying a perpetuity growth rate ranging from 2.5% to 4.0% of the unlevered free cash flow of the relevant Business Group during the final year of the 6-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 9.0% to 10.0%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the three Business Groups. The present value of the unlevered free cash flows and the range of terminal asset values were then added to arrive at a range of firm values for each of the three Business Groups. The financial data that J.P. Morgan used in its discounted cash flow analysis may or may not be valid at the time that this Offer is made.

  On February 5, 1998, the Court issued an oral ruling granting Plaintiffs' motions for a preliminary injunction prohibiting the Company and the Board of Directors from proceeding with the Recapitalization Plan (the "Ruling") and entered an order on February 10, 1998 preliminarily enjoining the Company and the Board of Directors from voting on, implementing or consummating the Recapitalization Plan except for making supplemental disclosures. On the same day, the Company and its directors sought an interlocutory appeal of the Ruling to the Delaware Supreme Court. Due to the Ruling, the annual meeting of stockholders was adjourned, and the stockholder proceedings with respect to the Recapitalization Plan were thereby postponed, pending the outcome of such appeal.

  Following the Ruling, the Company's senior management explored various modifications and alternatives to the Recapitalization Plan which would permit the Company to achieve its goals in a manner consistent with the Ruling and some or all of the concerns raised by the Plaintiffs. In connection therewith, the Company retained an additional outside legal advisor in February 1998. The Company's senior management also held several additional discussions with certain Outside Stockholders, including Goldman Sachs and MetLife, relating to structuring a transaction which would be acceptable to such Outside Stockholders.

  On March 1, 1998, HLHZ rendered its quarterly appraisal of the fair market value of the Shares and the shares of Class B Common Stock as of such date. Such appraisal indicated that the fair market value of the Shares and the shares of Class B Common Stock was $352.50 and $29.95, respectively.

  After a great deal of consideration, the Company's management, after consultation with directors, decided that the Company would not go forward with the Recapitalization Plan. Consequently, on March 26, 1998, the Company moved to dismiss the interlocutory appeal to the Delaware Supreme Court. The Delaware Supreme Court dismissed the appeal on March 31, 1998. On April 10, 1998, the annual meeting of stockholders was reconvened and concluded without consideration of the Recapitalization Plan.

  On April 10, a telephonic meeting of the Board of Directors was convened. The Company's management reported to the Board of Directors management's view that it was not desirable to attempt to accomplish through a single transaction the goals of increasing employee ownership of the Company and of aligning more closely the investment interests of the employee stockholders with the performance of their Business Groups. Management's presentation indicated that the separation of the objective of further aligning employee ownership interests from the objective of increasing employee ownership also provided more time to study the Business Group Stock structure and other alternatives for achieving the alignment objective. Moreover, the Company's management also suggested that there was a significant opportunity to settle the litigation and further the Company's goal of increasing employee ownership if the Company was prepared to purchase on a more expedited basis from the Plaintiffs and other stockholders their Shares at a price acceptable to the Company and such stockholders. Based on a review by the Company's advisors, management reported to the Board of Directors that it had determined that a tender offer could be the most efficient and least complex procedure for increasing employee ownership of the Company at this time. Following management's presentation, the Board of Directors authorized management to continue to pursue, in consultation with the Company's legal advisors, the possibility of a tender offer by the Company as a means to further the Company's objective of increasing employee ownership. The Board of Directors also authorized the engagement of Morgan Stanley & Co. Incorporated ("Morgan Stanley") to assist management in its review of the financial impact on the Company of a potential tender offer and to potentially render a fairness opinion to the Company in connection with any such tender offer.

  During April and early May 1998, prior to the announcement of the tender offer, the Company's management held discussions with certain Outside Stockholders, including the Plaintiffs, relating to the purchase of such holders' Shares in a potential tender offer. The Company and its advisors also negotiated with the Plaintiffs the terms of a settlement agreement relating to the Ruling which would be entered into in connection with the tender offer.

  At a meeting held on May 12, 1998, the Board of Directors unanimously approved the Offer. In connection therewith, Morgan Stanley delivered to the Board of Directors its opinion that the consideration to be paid by the Company to the holders of the Shares in the Offer is fair from a financial point of view to the Company. The Board of Directors also received from HLHZ an opinion relating to the solvency of the Company giving effect to the Offer. In its presentation to the Board of Directors concerning the fairness of the Offer to the Company, Morgan Stanley delivered its oral opinion, which was confirmed in a written opinion dated May 12, 1998, that on the date thereof and subject to the assumptions made, matters considered and limitations on the review undertaken, the consideration to be paid pursuant to the Offer was fair from a financial point of view to the Company. Morgan Stanley indicated that in connection with its fairness opinion it had applied two valuation methods (a discounted cash flow analysis and a comparable companies analysis) and such valuation analyses yielded per Share ranges of between $690.80 and $949.00 and $637.20 and $814.90, respectively. Morgan Stanley did not apply any private company discounts in connection with such valuation analyses. THE OPINION DELIVERED BY MORGAN STANLEY WAS NOT AN OPINION AS TO THE VALUE OF THE SHARES, NOR WAS IT AN OPINION RESPECTING THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW OR OTHERWISE, TO THE HOLDERS OF THE SHARES TO WHOM THE OFFER IS BEING EXTENDED.

  On May 15, 1998, the Company and the Plaintiffs in the Class Action (as defined in Section 8) filed with the Court a stipulation of settlement. See
Section 8.

  The Company is making the Offer because the Board of Directors believes that, given the Company's financial condition and outlook, the purchase of Shares at this time is a prudent use of its financial resources, taking into account the increased interest expense associated with the borrowing required in connection with the Offer. In the view of the Board of Directors, the Offer will further the Company's goal of increasing employee ownership and will enhance stockholder value in the long term while providing an opportunity for Outside Stockholders to sell their Shares at a premium over their original investment in the Company. In addition, the Offer will provide a basis for resolving the outstanding litigation that was commenced in connection with the Recapitalization Plan. The Offer also preserves the Company's flexibility to engage in future strategic transactions, if appropriate. The Purchase Price is not intended to represent a stockholder's proportionate interest in the enterprise value of the Company. Class A stockholders who do not tender any of their Shares in the Offer will, and Class A stockholders who tender less than all of their Shares in the Offer may, experience an increase in their percentage Share ownership interests as a result of the consummation of the Offer and thus an increase in their proportionate interest in the Company's assets and equity, and therefore in the Company's future earnings and assets, subject to future corporate action, including the issuance of additional securities. As a result, stockholders who do not tender in the Offer may benefit, along with other Class A stockholders who do not tender in the Offer and the holders of the shares of Class B Common Stock, from any future growth in the Company's business and equity value.

  The Company remains committed to the goal of more closely aligning employees' investment interests with the business group for which they work. Management is working with the Company's new legal advisors, as well as the Company's human resources consultant, to study the optimum methodology for achieving this goal. Management expects to present the results of this study and any related proposal, which management expects will take several months to complete, to the Company's Board of Directors.

  NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

                                   THE OFFER

  1. TERMS OF THE OFFER

  Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay for all outstanding Shares as are validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with
Section 3. The term "Expiration Date" means 5:00 P.M., Philadelphia time, on Monday, June 15, 1998, unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, will expire.

  The Offer is conditioned upon the satisfaction of certain conditions set forth in Section 6.

  Subject to the applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), the Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events or facts set forth in Section 6 hereof shall have occurred, to extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, WHETHER OR NOT THE COMPANY EXERCISES ITS RIGHT TO EXTEND THE OFFER.

  Subject to the applicable regulations of the Commission, the Company also expressly reserves the right, in its sole discretion, at any time and from time to time, to (i) delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of the court approval specified in Section 8 or in order to comply in whole or in part with any applicable law, (ii) terminate the Offer and not accept for payment any Shares if any of the conditions referred to in Section 6 have not been satisfied and (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary.

  There can be no assurance that the Company will exercise its right to extend the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement or other means of dissemination. In the case of an extension, Rule 14e-1(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), requires that the announcement be issued no later than 9:00 a.m., Philadelphia time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which requires that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Company may choose to make any public announcement or other dissemination, the Company will not have any obligation to publish, advertise or otherwise communicate any such public announcement or other dissemination other than by either making a release to the Dow Jones News Service or mailing a supplement to this Offer to Purchase to the holders of record of the Shares. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

  If the Company extends the Offer or if the Company is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 3. However, the ability of the Company to delay the payment for Shares that the Company has accepted for payment is limited by Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

  If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

  All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered and withdrawn, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date or as promptly as practicable following withdrawal, as the case may be. The Company, upon the terms and subject to the conditions of the Offer, will purchase at the Purchase Price all Shares properly tendered and not withdrawn.

  2. PROCEDURE FOR TENDERING SHARES

  VALID TENDER. For a stockholder validly to tender Shares pursuant to the Offer, a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with the stock certificates for the tendered Shares (except in the case of uncertificated Shares), and any other required documents, must be received by the Depositary at the address set forth on the back cover of this Offer to Purchase prior to the Expiration Date.

  THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  For a tender of Shares to be valid, such Shares must be free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. By tendering Shares and signing the Letter of Transmittal, the stockholder will be making a representation and warranty to the Company to such effect.

  The valid tender of Shares pursuant to the procedures described above will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

  DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Company, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  LOST, DESTROYED OR STOLEN CERTIFICATES. If any certificates for the Shares have been lost, destroyed or stolen, stockholders should contact the Depositary immediately at the address and telephone number set forth on the back cover of this Offer to Purchase. In such event, the Depositary will forward additional documentation necessary to be completed in order to surrender effectively such lost, destroyed or stolen certificates. The Purchase Price with respect to the relevant Shares will not be paid until the procedures for replacing lost, destroyed or stolen certificates have been followed.

  UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE COMPANY, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

  3. WITHDRAWAL RIGHTS

  Except as otherwise provided in this Section 3, a tender of Shares is irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Company pursuant to the Offer, may also be withdrawn at any time after July 14, 1998.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered again following the procedures described in Section 2 at any time prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company in its sole discretion, which determination will be final and binding. None of the Company, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

  4. ACCEPTANCE FOR PAYMENT AND PAYMENT

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment and will pay for all outstanding Shares as are validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by the Company in its sole discretion, which determination will be final and binding. See Sections 1 and 6. The Company expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares pending receipt of the court approval specified in Section 8 or in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer). For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) Shares which are tendered and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

  In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates or receipt numbers for such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and (c) any other documents required by the Letter of Transmittal. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

  Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price therefor with the Company's transfer agent for the Shares, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE COMPANY, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

  If the Company is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange
Act), the Depositary may, nevertheless, on behalf of the Company, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3.

  If any tendered Shares are not purchased pursuant to the Offer for any reason, certificates for any such Shares will be returned, without expense to the tendering stockholder, as promptly as practicable after the expiration or termination of the Offer.

  5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  Sales of Shares by stockholders pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. The federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances.

  Under section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Shares pursuant to the Offer will, as a general rule, be treated as a sale or exchange if the receipt of cash upon such sale (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in the Company or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. If any of those three tests is satisfied, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder's tax basis in the Shares sold pursuant to the Offer. Recognized gain or loss will be capital gain or loss, assuming the Shares are held as capital assets, which will be long-term capital gain or loss if the Shares are held for more than one year.

  Net capital gain recognized by an individual upon the sale of, or otherwise attributable to, a capital asset that has been held for more than 18 months will generally be subject to tax at a rate not to exceed 20%. Net capital gain recognized by an individual from the sale of, or otherwise attributable to, a capital asset that has been held for more than 12 months but not more than 18 months will continue to be subject to tax at a rate not to exceed 28%, and capital gain recognized from the sale of, or otherwise attributable to, a capital asset held for 12 months or less will continue to be subject to tax at the ordinary income tax rates. In addition, capital gain recognized by a corporate taxpayer will continue to be subject to tax at the ordinary income tax rates applicable to corporations. The deductibility of capital losses is subject to certain limitations.

  In determining whether any of the tests under section 302 of the Code is satisfied, stockholders must take into account not only the shares of Common Stock they actually own, but also any shares of Common Stock they are deemed to own pursuant to the constructive ownership rules of section 318 of the Code. Pursuant to those constructive ownership rules, a stockholder is deemed to own Common Stock actually owned, and in some cases constructively owned, by certain related individuals or entities, and any Common Stock that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security.

  The receipt of cash will be "substantially disproportionate" with respect to a stockholder if, among other things, the percentage of the outstanding Common Stock actually and constructively owned by the stockholder immediately following the sale of Shares pursuant to the Offer (treating as no longer outstanding all Shares purchased pursuant to the Offer) is less than 80% of the percentage of the outstanding Common Stock actually and constructively owned by such stockholder immediately before the sale of Shares pursuant to the Offer (treating as outstanding all Shares purchased pursuant to the Offer). Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

  The receipt of cash by a stockholder will result in a "complete redemption" of the stockholder's interest in the Company if either (a) all the Common Stock actually and constructively owned by the stockholder is sold pursuant to the Offer or otherwise or (b) all the Common Stock actually owned by the stockholder is sold pursuant to the Offer or otherwise and the stockholder is eligible to waive and does effectively waive attribution of all Common Stock constructively owned by the stockholder in accordance with section 302(c) of the Code.

  Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, such stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test, if the stockholder's sale of Shares pursuant to the Offer results in a "meaningful reduction" in the stockholder's proportionate interest in the Company. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. In certain circumstances, even a small reduction in a stockholder's proportionate interest may satisfy this test. For example, the IRS has indicated in a published ruling that a 3.3% reduction in the proportionate interest of a small minority (substantially less than 1%) stockholder in a publicly held corporation who exercises no control over corporate affairs constitutes such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should, therefore, consult their tax advisors as to its application in their particular situations.

  If none of the three tests under section 302 is satisfied then, to the extent the Company has sufficient earnings and profits, the tendering stockholder will be treated as having received a dividend includible in gross income (and treated as ordinary income) in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer (without regard to gain or loss, if any).

  In the case of a corporate stockholder, if the cash paid is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate stockholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock" within the meaning of section 246A(c) of the Code. Generally, if a dividends-received deduction is available, it is expected that the dividend will be treated as an "extraordinary dividend" under section 1059(a) of the Code, in which case such corporate stockholder's tax basis in Shares retained by such stockholder would be reduced, but not below zero, by the amount of the nontaxed portion of the dividend. Any amount of the nontaxed portion of the dividend in excess of the stockholder's basis will generally be treated as capital gain and will be recognized in the taxable year in which the extraordinary dividend is received. If a redemption of Shares from a corporate stockholder pursuant to the Offer is treated as a dividend as a result of the stockholder's constructive ownership of other Common Stock that it has an option or other right to acquire, the portion of the extraordinary dividend not otherwise taxed because of the dividends-received deduction would reduce the stockholder's adjusted tax basis only in its Shares sold pursuant to the Offer, and any excess of such non-taxed portion over such basis would be currently taxable as gain on the sale of such Shares. Corporate stockholders should consult their tax advisors as to the availability of the dividends-received deduction and the application of section 1059 of the Code.

  "Backup withholding" at a rate of 31% will apply to payments made to stockholders pursuant to the Offer unless the stockholder has furnished its taxpayer identification number in the manner prescribed in applicable Treasury regulations, has certified that such number is correct, has certified as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from a stockholder of Shares under the backup withholding rules generally will be allowed as a refund or a credit against such stockholder's United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

  The foregoing discussion may not apply to Shares acquired pursuant to certain compensation arrangements with the Company.

  THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE FEDERAL INCOME TAX LAW NOW IN EFFECT, WHICH IS SUBJECT TO CHANGE, POSSIBLY RETROACTIVELY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER AND THE EFFECT OF THE CONSTRUCTIVE STOCK OWNERSHIP RULES MENTIONED ABOVE.

  6. CERTAIN CONDITIONS OF THE OFFER

  Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if, in the sole judgment of the Company, the Minimum Condition and the Settlement Condition (See Section 8) shall not have been satisfied or if at any time on or after May 15, 1998, and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer), any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's sole judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

    (i) there shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (a) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of Shares pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer; or (b) could, in the sole judgment of the Company, materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries, taken as a whole, or materially impair the Offer's contemplated benefits to the Company; or

    (ii) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the sole judgment of the Company, would or might directly or indirectly result in any of the consequences referred to in clause (a) or (b) of paragraph (i) above; or

    (iii) there shall have occurred (a) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (b) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (c) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States; (d) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company, might materially affect, the extension of credit by banks or other lending institutions in the United States; (e) any significant decrease in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions or in the commercial paper markets in the United States or abroad that could have in the sole judgment of the Company a material adverse effect on the trading of such equity securities or on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole; (f) in the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof; (g) any significant decline in the appraisal price of the Shares as determined by HLHZ; or (h) any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 10% measured from the close of business on May 14, 1998; or

    (iv) any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which in the sole judgment of the Company is or may be material to the Company and its subsidiaries taken as a whole; or

    (v) if more than 1.4 million Shares are tendered in the Offer, the Company shall not have received additional financing to purchase Shares in excess of such 1.4 million Shares in the Offer on terms and conditions satisfactory to the Company.

  The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered will be final and binding on all parties.

  7. APPRAISAL PRICE OF SHARES; DIVIDENDS

  The Shares are not listed on any exchange nor is there any established trading market for the Shares.

  The Company as a matter of course obtains from HLHZ, an investment banking firm, an appraisal of the fair market value of its Common Stock as of December 1, March 1, June 1 and September 1 of each year. The appraisals are based on market capitalization approaches and on income approaches, including discounted cash flow analysis, to arrive at an aggregate equity value. Consideration is also given to various qualitative factor considerations, including limitations on the marketability of the Common Stock resulting in part from the restrictions imposed by the Amended and Restated Stockholders' Agreement, dated as of December 14, 1994 (the "Stockholders' Agreement") to which certain of the holders of the Common Stock are parties. The most recent appraisal, dated March 1, 1998, included an approximate 30% discount from aggregate equity value with respect to qualitative factor considerations. The Company has used HLHZ for its quarterly appraisals since 1994.

  In rendering its appraisals, HLHZ: (i) generally holds interviews and discussions with key senior corporate officers at the Company's corporate headquarters in Philadelphia, Pennsylvania; (ii) reviews the history and nature of the Company; (iii) reviews the financial data bearing upon recent and prospective operations, including the Company's 10-K and 10-Q filings with the Commission, other recent filings with the Commission, audited and interim financial statements, and internal financial and operating segment data as well as long-term financial forecasts of the Company; (iv) reviews and analyzes the Company's operating segments and their prospects; (v) examines industry and capital market information deemed relevant to the assessment of investment risk and investment return attributes of the Class A Common Stock and Class B Common Stock; and (vi) analyzes any other factors that it considers necessary under the circumstances. The internal data and forecasts reviewed by HLHZ include operating results, business plans and strategic plans that are not made generally available to the stockholders of the Company.

  Consistent with its objective of increasing employee ownership, the Company has historically repurchased Shares in privately negotiated transactions at the then prevailing appraisal price of the Shares from stockholders who have expressed an interest in selling their Shares. While the Company expects to continue its practice of repurchasing Shares in privately negotiated transactions following the Offer, the ability of the Company to repurchase Shares in such transactions is subject to the Company's continued operating and financial performance and the requirements of applicable law.

  The appraisal prices for the Shares as of the following appraisal dates are set forth below:

                                                                       APPRAISAL
                                                                         PRICE
                                                                       ---------
      Fiscal Year 1996:
        December 1, 1995.............................................   $
                                                                         166.00
        March 1, 1996................................................    173.00
        June 1, 1996.................................................    179.00
        September 1, 1996............................................    182.00
      Fiscal Year 1997:
        December 1, 1996.............................................    186.00
        March 1, 1997................................................    193.00
        June 1, 1997.................................................    201.00
        September 1, 1997............................................    215.00
      Fiscal Year 1998:
        December 1, 1997.............................................    264.00
        March 1, 1998................................................    352.50

  HLHZ has not conducted any appraisal of the Shares since March 1, 1998. The results of the June 1, 1998 appraisal of the Shares will be provided in a supplement to this Offer to Purchase to the holders of record of the Shares prior to the Expiration Date.

  The Company has not declared or paid any cash dividends on the Shares since April of 1993 and presently has no plans to declare or pay cash dividends. As of May 1, 1998, there were approximately 200 holders of record of the Shares.

  8. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

  On January 14, 1998, MetLife commenced a proceeding by filing a complaint (the "MetLife Complaint") against the Company and each of its directors (the "Directors") in the Court (Civil Action No. 16142-NC), seeking to enjoin the consummation of the Recapitalization Plan (the "MetLife Action").

  The MetLife Complaint alleged, among other things, that (i) the Recapitalization Plan violated Delaware law because it impermissibly discriminated among owners of Shares without any valid purpose; (ii) the Directors had breached their fiduciary duty to act solely in the best interest of the Company and its stockholders; and (iii) the Directors had breached their fiduciary duty of candor to the stockholders of the Company.

  The MetLife Complaint requested that the Court: (i) declare that the Recapitalization Plan violated Delaware law; (ii) declare that the Directors had breached their fiduciary obligations to the Company's stockholders by approving the Recapitalization Plan; (iii) enjoin the consummation or closing of the Recapitalization Plan; or (iv) in the event the Recapitalization Plan was consummated, grant rescission or rescissory damages; (v) award the plaintiff compensatory damages, together with prejudgment interest; (vi) award the plaintiff its costs and expenses; and (vii) grant such other and further relief as the Court deemed just and proper.

  On January 30, 1998, MetLife filed an amended complaint (the "Amended MetLife Complaint") against the Company and the Directors. The Amended MetLife Complaint added one allegation to the Complaint as originally filed. The Amended MetLife Complaint alleged that the Directors failed to disclose the magnitude of the private company discount used to assess the fairness of the $347.50 per share price of the Shares in the Recapitalization Plan. The Amended MetLife Complaint alleged that the use of a private company discount is not permitted in the context of a cash-out transaction such as the Recapitalization Plan.

  On February 2, 1998, Michael P. Recht (as trustee for The Michael P. Recht Revocable Trust), Michael Paul Recht (as custodian for Brian Recht), Myra Judd, Myra Judd (as custodian for Kevin Scott Judd), Myra

Judd (as custodian for Robert L. Judd) and Joe Carol Recht (collectively, the "Class Plaintiffs"), commenced a proceeding by filing a complaint in the Court (Civil Action No. 16170) (the "Class Action Complaint") against the Company and its Directors (the "Class Action"). The Class Plaintiffs brought their action individually and as a purported class action on behalf of all similarly situated stockholders (except the defendants and MetLife). Also on February 2, 1998, Clay M. Webb, III, Jeanette E. Webb, Helen R. Biegert, Ruth Helen Webb Trust-30 and Virginia Irene Webb Trust-30 (collectively, the "Webb Plaintiffs") filed a complaint with the Court (Civil Action No. 16171) against the Company and the Directors (the "Webb Action").

  After expedited discovery and argument, on February 5, 1998, Vice Chancellor Bernard Balick ruled that a preliminary injunction should issue enjoining the consummation of the Recapitalization Plan.

  On February 10, 1998, the Court entered an order enjoining consummation of the Recapitalization Plan (the "Preliminary Injunctions") and granted certification of an interlocutory appeal by the Company and the Directors. The Supreme Court accepted the interlocutory appeal on February 12, 1998 and scheduled expedited proceedings on the appeal. Following briefing in the Supreme Court, the Company determined that it would not proceed with the Recapitalization Plan, and on March 31, 1998 the interlocutory appeal was dismissed with the consent of the parties.

  On May 15, 1998, the parties to the Class Action executed and filed with the Court a Stipulation and Agreement of Compromise and Settlement (the "Stipulation"), the terms of which are set forth in a Notice of Pendency of Class Action, Class Action Determination, Proposed Settlement of Class Action, Settlement Hearing and Right to Appear (the "Notice"). As set forth in the Notice, the Court has scheduled a hearing to be held on June 15, 1998, to determine whether the proposed settlement of the Class Action as described in the Notice is fair, reasonable and adequate and should be approved by the Court. The plaintiffs in each of the MetLife and the Webb Actions have agreed to dismiss their respective actions, upon consummation of the Offer, and the Company has agreed to pay their respective reasonable fees and expenses. If the settlement of the Class Action is approved, the Preliminary Injunctions will be vacated and each of the MetLife, Class and Webb Actions will be dismissed. The Court's approval of the settlement in the Class Action on the terms set forth in the Stipulation, including the vacating of the Preliminary Injunctions, is a condition to the Company's obligation to accept for payment, purchase or pay for any Shares tendered in the Offer (See Section 6).

  The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Introduction and Section 6.

  9. SOURCE AND AMOUNT OF FUNDS

  The total amount of funds required by the Company to consummate the Offer is estimated to be approximately $553 million (assuming that 1.1 million of the Shares are validly tendered and not withdrawn). If all of the outstanding Shares were validly tendered and not withdrawn, the total amount of funds that would be required to consummate the Offer is estimated to be approximately $953 million. The Company plans to finance the Offer through a combination of available cash and borrowings under its existing credit facility (the "Bank Facility").

  The Bank Facility is an unsecured revolving credit facility in the initial amount of $1.4 billion provided by a group of lenders led by The Chase Manhattan Bank and J.P. Morgan. The borrowers under the Bank Facility are ARAMARK Services, Inc. and ARAMARK Uniform Services Group, Inc., and the guarantors are the Company and certain wholly-owned domestic subsidiaries of the Company and the two borrowers. The outstanding commitments under the Bank Facility will reduce through scheduled amortizations to $1 billion at the end of the fourth year (2002) and will continue at that level to a final maturity at the end of the seventh year (2005). Interest under the Bank Facility is based upon the London Interbank Offered Rate (LIBOR) plus a spread of .18% to
 .70%, or the Certificate of Deposit Rate plus a spread of .28% to .80%, or the Prime Rate at the option of the borrower. The spread is based on certain financial ratios and credit ratings. The borrowers will also pay an annual fee of .10% to .30% on the entire Bank Facility. The Bank Facility contains restrictive covenants which provide, among other things, limitations on: (i) the creation of mortgages and security interests; (ii) dispositions of material assets; and (iii) certain significant changes of control of the Company. Under the Bank Facility, the Company is required to maintain certain specified minimum ratios of cash flow to fixed charges and to total borrowings and certain minimum levels of net worth. The Bank Facility contains various event of default provisions, including default in payment of principal or interest, material misrepresentation in the Bank Facility, default in compliance with other terms of the Bank Facility or the related guarantees, bankruptcy, default on other indebtedness, failure to satisfy or stay certain judgments or orders entered against the Company or any of its subsidiaries, failure to pay when due certain amounts with respect to certain employee benefit plans, and other events with respect to such plans.

  After consummation of the Offer, the Company intends to explore various possible plans for long-term debt financing that might be considered to refinance part of the outstanding borrowings under the Bank Facility, including the issuance of debt securities in the public or private markets, depending upon market conditions.

  If more than 1.4 million Shares are tendered in the Offer, the Company will require additional financing. In such an event, the Offer will be subject to the Company obtaining such additional financing. See Section 6. The Company expects to obtain such additional financing, if necessary, through a combination of increasing the availability under the Bank Facility and issuing debt securities in the public or private markets. Based upon preliminary indications from the trustees of the Company's benefit plans as to the number of Shares that such benefit plans will tender in the Offer, the Company does not currently expect that additional financing will be required.

  10. CERTAIN INFORMATION ABOUT THE COMPANY

  GENERAL. The Company is engaged in providing or managing services, including food and support services, uniform and career apparel, educational resources and magazine distribution. ARAMARK Services, Inc. was organized in 1959 in Delaware. The Company was formed in September 1984 by the management of ARAMARK Services, Inc. and acquired ARAMARK Services, Inc. in December 1984 through a merger. The Company provides most of its services in the United States. The Company also conducts operations, primarily the management of food services, in Belgium, Canada, the Czech Republic, Germany, Hungary, Japan, Korea, Mexico, Spain and the United Kingdom. The Company employs approximately 150,000 persons, both full and part time, including approximately 40,000 employees outside the United States.

  The Company provides food, refreshment, specialized dietary and support services (including maintenance and housekeeping) to businesses, and to educational, governmental and medical institutions. Food, lodging and merchandise services are also provided at sports and entertainment facilities such as convention centers, stadiums, parks, arenas, race tracks and other recreational facilities.

  The Company rents, sells, cleans, maintains and delivers personalized work apparel and other textile items for customers throughout the United States on a contract basis. Also provided are walk-off mats, cleaning cloths, disposable towels, and other environmental control items. The Company operates one of the largest direct marketers of personalized work clothing, uniforms and related accessories, primarily in the United States. The Company also operates one of the largest direct marketers of public safety equipment and public employee uniforms in the United States and is a leading provider of uniform apparel to the hospitality and healthcare markets.

  The Company provides infant, toddler, preschool and school-age learning programs. The Company operates community-based child care centers, before and after school programs on the premises of elementary schools, private elementary schools and employer on-site child care centers.

  The Company also provides wholesale distribution of magazines, books and other printed matter. These materials are purchased from national distributors and publishers and are delivered to retail locations patronized by the general public.

  PLANS OF THE COMPANY AFTER THE OFFER. Following the consummation of the Offer, the business and operations of the Company will be continued substantially as they are currently being conducted. Except as otherwise described in this Offer to Purchase, the Company has no current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than in the ordinary course of business; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a public offering of the capital stock of the Company; (d) a sale or transfer of a material amount of assets of the Company; (e) any change in the present Board of Directors or management of the Company; (f) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; (g) any other material change in the Company's corporate structure or business; (h) a change in the Company's Certificate of Incorporation or By-laws; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

  SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA. Set forth below is certain summary historical consolidated financial data of the Company which has been derived from the Company's audited consolidated financial statements as of October 3, 1997 and September 27, 1996 and the fiscal years then ended, and the Company's unaudited condensed consolidated financial statements as of April 3, 1998 and March 28, 1997 and for the six month periods then ended. The following financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Company's Consolidated Financial Statements and notes thereto contained in the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 1997 (the "Form 10-K") and the Company's Quarterly Report on Form 10-Q for the period ended April 3, 1998 (the "Form 10-Q"), each of which is hereby incorporated herein by reference.

                SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA
              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                         SIX MONTHS ENDED    YEARS ENDED ON OR
                                         ON OR NEAR APRIL     NEAR SEPTEMBER
                                                3,                  30,
                                         ------------------  ------------------
                                           1998      1997    1997(1)     1996
                                         --------  --------  --------  --------
INCOME STATEMENT DATA:
Revenues...............................  $3,182.9  $3,144.8  $6,310.4  $6,122.5
Earnings before depreciation and
 amortization, interest, and
 income taxes..........................     236.3     300.6     523.6     478.0
Earnings before interest and income
 taxes (2).............................     139.3     204.8     331.9     295.2
Interest expense, net..................      53.8      60.0     116.0     116.0
Income before extraordinary item.......      48.7     115.6     146.1     112.2
Net income.............................  $   47.2  $  115.6  $  146.1  $  109.5
Earnings per share: (3)
 Income before extraordinary item:
  Basic................................  $   1.18  $   2.72  $   3.49  $   2.51
  Diluted..............................  $   1.11  $   2.57  $   3.31  $   2.38
 Net income per share:
  Basic................................  $   1.14  $   2.72  $   3.49  $   2.45
  Diluted..............................  $   1.08  $   2.57  $   3.31  $   2.32
Ratio of earnings to fixed charges (4).       2.1x      2.8x      2.3x      2.1x
BALANCE SHEET DATA (AT PERIOD END):
Total assets...........................  $2,805.8  $2,816.0  $2,753.6  $2,844.8
Long-term borrowings(5)................   1,210.8   1,319.6   1,213.9   1,322.0
Common stock subject to potential
 repurchase(6).........................      24.9      23.4      23.3      18.6
Shareholders' equity...................     396.1     375.3     370.0     296.2
Book value per share (7)...............  $  10.15  $   9.44  $   9.65  $   7.28

--------
(1) Fiscal 1997 was a fifty-three week period.
(2) See note 2 to the consolidated financial statements for the fiscal year ended October 3, 1997 contained in the Form 10-K and note 2 to the condensed consolidated financial statements for the period ended April 3, 1998 contained in the Form 10-Q.
(3) Fiscal 1997 and 1996 earnings per share amounts have been restated to reflect the adoption of Statement of Financial Standards No. 128, "Earnings Per Share" which was effective beginning in fiscal 1998.
(4) For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).
(5) See note 4 to the annual consolidated financial statements contained in the Form 10-K and notes to the quarterly consolidated financial statements contained in the Form 10-Q.
(6) See note 7 to the annual consolidated financial statements contained in the Form 10-K.
(7) Book value per share is presented on a Class B equivalent basis (which reflects Class A shares converted to a Class B basis, ten for one) and was computed by dividing shareholders' equity plus common stock subject to potential repurchase by the number of common shares outstanding at the end of each period presented.

  SUMMARY CONSOLIDATED PRO FORMA FINANCIAL DATA. The following unaudited summary consolidated pro forma financial data of the Company gives effect to the purchase of the Shares pursuant to the Offer and related borrowings by the Company, as if such transactions had occurred on April 3, 1998 and October 3, 1997 for Balance Sheet data and as of the beginning of the respective periods presented for Income Statement data. The unaudited summary consolidated pro forma data should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto contained in the Form 10-K and the Form 10-Q, each of which is hereby incorporated herein by reference. The pro forma data does not purport to be indicative of the results that would actually have been obtained, or that may be obtained in the future, had the purchase of the Shares pursuant to the Offer been completed at the dates indicated.

                        UNAUDITED SUMMARY CONSOLIDATED
                           PRO FORMA FINANCIAL DATA
              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                  SIX MONTHS ENDED            YEAR ENDED
                                   APRIL 3, 1998           OCTOBER 3, 1997
                              ------------------------ ------------------------
                              HISTORICAL PRO FORMA (1) HISTORICAL PRO FORMA (1)
                              ---------- ------------- ---------- -------------
INCOME STATEMENT DATA:
Revenues....................   $3,182.9    $3,182.9     $6,310.4    $6,310.4
Earnings before depreciation
 and amortization, interest,
 and income taxes ..........      236.3       236.3        523.6       523.6
Earnings before interest and
 income taxes...............      139.3       139.3        331.9       331.9
Interest expense, net.......       53.8        72.6        116.0       152.7
Income before extraordinary
 item.......................       48.7        37.4        146.1       124.1
Net income..................   $   47.2    $   35.9     $  146.1    $  124.1
Earnings per share:
 Income before extraordinary
  item:
  Basic.....................      $1.18       $1.24        $3.49       $4.02
  Diluted...................      $1.11       $1.14        $3.31       $3.74
 Net income:
  Basic.....................      $1.14       $1.18        $3.49       $4.02
  Diluted...................      $1.08       $1.09        $3.31       $3.74
Ratio of earnings to fixed
 charges(2).................       2.1x        1.7x         2.3x        1.9x
                                  AT APRIL 3, 1998        AT OCTOBER 3, 1997
                              ------------------------ ------------------------
                              HISTORICAL PRO FORMA (1) HISTORICAL PRO FORMA (1)
                              ---------- ------------- ---------- -------------
BALANCE SHEET DATA:
Total assets................   $2,805.8    $2,805.8     $2,753.6    $2,753.6
Long-term borrowings........    1,210.8     1,763.8      1,213.9     1,766.9
Common stock subject to
 potential repurchase.......       24.9        20.0         23.3        20.0
Shareholders' equity
 (deficit)..................      396.1      (152.0)       370.0      (179.7)
Book value per share(3).....   $  10.15    $  (4.33)    $   9.65    $  (5.37)

--------
(1) The pro forma information assumes the purchase of 1.1 million Shares at $500 per Share and $3 million of estimated transaction costs, financed through additional borrowings under the Bank Facility.
(2) See note (4) to "--Summary Consolidated Historical Financial Data."
(3) See note (7) to "--Summary Consolidated Historical Financial Data."

  CERTAIN PROJECTIONS. The following projections cover the fiscal years 1998 through 2000. The Company does not as a matter of course publish projections as to future results of operations or financial condition. However, in connection with developing the terms of the Recapitalization Plan, certain similar projections of the

Company's future operating performance were furnished to certain Outside Stockholders and included in the Proxy Statement for the Recapitalization Plan. In addition, in connection with seeking to obtain financing for the Recapitalization Plan, substantially similar projections over the expected term of the financing were furnished to certain current and prospective lending institutions. In connection with the Offer, certain similar projections of the Company's future operating performance were furnished to the Company's financial advisor, Morgan Stanley.

  THE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY THE COMPANY, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN. THE COMPANY DOES NOT INTEND IN THE FUTURE TO RELEASE PUBLICLY, ON A PERIODIC BASIS OR OTHERWISE, UPDATES TO THE PROJECTIONS SET FORTH HEREIN.

  The projections assume that 1.1 million Shares (including 400,000 Shares from the Company's benefit plans) are purchased by the Company pursuant to the Offer at the beginning of fiscal 1998 for total consideration of $553 million, including $3 million for expenses to be incurred in connection with the Offer.

  The projections should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto contained in the Form 10-K, which is hereby incorporated herein by reference.

                                  PROJECTIONS
                                 (IN MILLIONS)

                                                           1998    1999   2000
                                                          ------  ------ ------
INCOME STATEMENT DATA:
  Revenues............................................... $6,583  $7,142 $7,829
  Income before depreciation and amortization, interest
   and income taxes......................................    564     623    688
  Operating income.......................................    365     409    455
  Interest, net..........................................    161     151    143
  Net income............................................. $  119  $  150 $  182
FUNDS FLOW DATA:
  Net income............................................. $  119  $  150 $  182
  Depreciation and amortization..........................    199     214    233
                                                          ------  ------ ------
    Total sources........................................ $  318  $  364 $  415
                                                          ------  ------ ------
  Net capital additions..................................    237     225    226
  Change in working capital..............................     15       5      6
  Other use/(source).....................................    (15)     44     62
                                                          ------  ------ ------
    Total uses........................................... $  237  $  274 $  294
                                                          ------  ------ ------
  Cash available to service debt and acquisitions........ $   81  $   90 $  121
                                                          ======  ====== ======

  ADDITIONAL INFORMATION. The Company is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549, at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at

Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  11. CERTAIN EFFECTS OF THE OFFER

  Shares the Company acquires pursuant to the Offer will be retired by the Company.

  The Company may in the future purchase additional Shares in private transactions, pursuant to the Stockholders' Agreement, through tender offers or otherwise. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4 promulgated under the Exchange Act generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the expiration or termination of the Offer. Any possible future purchases by the Company will depend on many factors, including the appraised price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

  The Company's purchase of Shares pursuant to the Offer is expected to significantly reduce the number of outstanding Shares. As of May 1, 1998, there were approximately 200 holders of record of the Shares. Although there is no established trading market for the Shares, the consummation of the Offer may further limit the liquidity of the Shares.

  The Shares are not registered under the Exchange Act.

  12. TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

  None of the officers, directors or affiliates of the Company beneficially owns any Shares with the exception of one director, and such director has advised the Company that he intends to tender a portion of his Shares.

  Since March 1, 1998, the Company has repurchased the following Shares pursuant to the Stockholders' Agreement based on the appraisal price of the shares of Class B Common Stock: 10 Shares at $190.81 per Share from 1 former employee, 70 Shares at $200.00 per Share from 1 former employee, 35,495 Shares at $295.50 per Share from 43 former employees and from their permitted transferees, and 57,466 Shares at $299.50 per Share from 33 former employees and from their permitted transferees.

  Based upon the Company's records and upon information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor any of its associates or subsidiaries or persons controlling the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof.

  The Stockholders' Agreement generally contains certain limitations on the ability of the holders of the Shares to transfer the Shares to a third party without providing the Company with the opportunity within a limited time period to acquire such Shares at the price provided in the proposed third party transaction. The Company and certain of the holders of the Shares are parties to an Amended and Restated Registration Rights Agreement pursuant to which, subject to the terms and conditions thereof, such holders have demand registration rights with respect to their Shares.

  Except as set forth in this Offer to Purchase, neither the Company or any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding proxies, consents or authorizations).

  13. FEES AND EXPENSES

  The Company has paid fees of approximately $487,500 plus reimbursement of certain expenses to HLHZ for appraisal services rendered to the Company during the 12 months prior to the date of this Offer to Purchase and for solvency opinions rendered to the Board of Directors in connection with the Offer and the Recapitalization Plan. In addition, the Company has agreed to indemnify HLHZ against certain liabilities which it might incur in connection with the preparation of the opinion and the appraisals referred to above or otherwise as a result of the services which it rendered.

  The Company has retained Morgan Stanley to render a financial opinion letter to the Board of Directors as to whether the consideration to be paid for the Shares in the Offer is fair from a financial point of view to the Company. Pursuant to an engagement letter with Morgan Stanley, the Company paid Morgan Stanley an "opinion fee" of $1.5 million upon the delivery of such opinion letter on May 12, 1998. The Company also has agreed to reimburse Morgan Stanley for certain expenses incurred in connection with its engagement, including out-of-pocket expenses and the reasonable fees and disbursements of its counsel and to indemnify Morgan Stanley and certain related parties against certain liabilities in connection with its engagement. Morgan Stanley may render investment banking services to the Company in the future. Morgan Stanley has not been retained to make solicitations or recommendations in connection with the Offer.

  The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of the Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares.

  14. MISCELLANEOUS

  The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

  Pursuant to Rule 13e-4 promulgated under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") which contains additional information with respect to the Offer. The Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning the Company.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                          Aramark Corporation

May 15, 1998

  Any questions or requests for assistance may be directed to the Depositary at the telephone number and address listed below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Depositary, and such copies will be furnished promptly at the Company's expense.

                       The Depositary for the Offer is:

                         THE SPECIAL DEPOSITARY GROUP

                              ARAMARK CORPORATION
                                 ARAMARK TOWER
                              1101 MARKET STREET
                            PHILADELPHIA, PA 19107
                     ATTENTION: THE DEPOSITARY--29TH FLOOR
                           TELEPHONE: (215) 238-3246